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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13G

                    Under the Securities Exchange Act of 1934


                              InfoInterActive Inc.
                               -------------------
                                (Name of Issuer)



                           Common Stock, no par value
                           --------------------------
                         (Title of Class of Securities)



                                    45691810C
                                    ---------
                                  (CUSIP Number)



                                December 31, 2000
                                -----------------
             (Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

  / / Rule 13d-1(b)
  / / Rule 13d-1(c)
  /X/ Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


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CUSIP NO. 45691810C              SCHEDULE 13G

-------------------------------------------------------------------------------
    1  NAMES OF REPORTING PERSONS
       I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (entities only)

       ADC Telecommunications, Inc. and its wholly-owned subsidiary,
       ADC ESD, Inc. (f/k/a Centigram Communications Corporation)
-------------------------------------------------------------------------------
    2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*

       Not Applicable                            (a)  / /
                                                 (b)  / /
-------------------------------------------------------------------------------
    3  SEC USE ONLY

-------------------------------------------------------------------------------
    4  CITIZENSHIP OR PLACE OF ORGANIZATION

       Minnesota
-------------------------------------------------------------------------------
 NUMBER OF SHARES      5  SOLE VOTING POWER
 BENEFICIALLY                 2,012,500    (see Item 4)
 OWNED BY           -----------------------------------------------------------
 EACH REPORTING        6  SHARED VOTING POWER
 PERSON WITH                  ___________ (see Item 4)
                    -----------------------------------------------------------
                       7  SOLE DISPOSITIVE POWER
                              2,012,500    (see Item 4)
                    -----------------------------------------------------------
                       8  SHARED DISPOSITIVE POWER
                              ___________ (see Item 4)
-------------------------------------------------------------------------------
 9  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
        2,012,500   (see Item 4)
-------------------------------------------------------------------------------
10 CHECK BOX If THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES* / / Not Applicable
-------------------------------------------------------------------------------
11  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9
    9.9%
-------------------------------------------------------------------------------
12  TYPE OF REPORTING PERSON*

    CO
-------------------------------------------------------------------------------


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Item 1(a). NAME OF ISSUER:

           InfoInterActive Inc.

Item 1(b). ADDRESS OF ISSUER'S PRINCIPAL EXECUTIVE OFFICES:

           1550 Bedford Highway, Suite 600, Sun Tower, Bedford, Nova Scotia B4A 1E6

Item 2(a). NAME OF PERSON FILING:

           ADC Telecommunications, Inc. and its wholly-owned subsidiary, ADC ESD, Inc. (f/k/a Centigram Communications Corporation)

Item 2(b). ADDRESS OR PRINCIPAL BUSINESS OFFICE OR, IF NONE, RESIDENCE:

           12501 Whitewater Drive, Minnetonka, MN 55343

Item 2(c). CITIZENSHIP:

           Minnesota / Delaware

Item 2(d). TITLE OF CLASS OF SECURITIES:

           Common stock, no par value

Item 2(e). CUSIP NUMBER:

           45691810C

Item 3.    IF THIS STATEMENT IS FILED PURSUANT TO RULES 13d-1(b), OR 13d-2(b) OR
           (c), CHECK WHETHER THE FILING PERSON IS A:

           Not applicable.

Item 4.    OWNERSHIP:

     (a)   Amount beneficially owned:  2,012,500

     (b) Percent of class: 9.9%. The foregoing percentage is calculated based on 19.7 million shares of common stock reported to be outstanding by Issuer on its financial statement for the quarter ended June 30, 2000, plus 537,500 warrants which are exercisable by Reporting Person within sixty days.

     (c)   Number of shares as to which such person has:

        (i)   Sole power to vote or to direct the vote................ 2,012,500
                                                                       ---------
        (ii)  Shared power to vote or to direct the vote..............
                                                                       ---------

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        (iii) Sole power to dispose or to direct the disposition of... 2,012,500
                                                                       ---------
        (iv)  Shared power to dispose or to direct the disposition of.
                                                                       ---------

Item 5.    OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS:

           Not Applicable.

Item 6.    OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON:

           Not Applicable.

Item 7. IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY:

           Not Applicable.

Item 8.    IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP:

           Not Applicable.

Item 9.    NOTICE OF DISSOLUTION OF GROUP:

           Not Applicable.

Item 10.   CERTIFICATION:

           Not Applicable.



                                   SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:  February 12, 2001


                                         /s/ Jeffrey D. Pflaum
                                         ------------------------------------
                                         Jeffrey D. Pflaum
                                         Vice President and Secretary,
                                         ADC Telecommunications, Inc.


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